Form 10-K, Exhibit 13
period 1995-07-31
VARITRONIC SYSTEMS INC
filed 1995-10-26
CIK 738633

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Varitronic Systems, Inc.

RESULTS OF OPERATIONS
The following table sets forth selected information derived from the Consolidated Statements of Operations.

Year Ended July 31,             1995     1994    1993

Net sales                      100.0%   100.0%   100.0%
Cost of sales                   67.5     61.0     60.6
   Gross margin                 32.5     39.0     39.4

Operating expenses:
   Marketing and sales          14.1     15.0     15.2
   General and administrative   11.4     13.2     13.2
   Product development           5.1      5.0      3.0
     Total operating expenses   30.6     33.2     31.4
     Income from operations      1.9      5.8      8.0
Other (expense) income, net     (0.7)    (0.2)     0.7
     Income before income taxes  1.2      5.6      8.7
Provision for income taxes       0.1      1.8      2.9
     Net income                  1.1%     3.8%     5.8%


In the fourth quarter of fiscal 1995, the Company recorded a charge to earnings of $1,647,000 for asset valuation allowances and a reduction in work force. This charge had a negative effect on gross margin, and increased general and administrative expenses and marketing and sales expenses. See further discussion regarding this charge below.

NET SALES: FISCAL 1995 VERSUS FISCAL 1994 Net sales in fiscal 1995 increased by $4,707,000 or 10.5 percent from fiscal 1994 due to continued strong sales of the EasyStep(R) 4000 and PosterPrinter(R) product lines. Sales of the EasyStep 4000 Label and Sign Maker product line increased by 46.0 percent over fiscal 1994 while sales of the PosterPrinter product line increased by 18.2 percent in that same period. These two product lines represented over 66 percent of total net sales in fiscal 1995 compared to 56 percent of total net sales in fiscal 1994. The successful launch of the EasyStep(R) 2500/ProPartner(R) product line in December 1994 also contributed to increased net sales. The VintageColor(TM) graphics printing system, which was introduced late in the fourth quarter of fiscal 1995, is a wide format, full-color printing system which produces output in 24 or 36 inch widths up to 100 feet long. The VintageColor system includes an inkjet printer, raster image processor software and other options including a pre-configured color server, color calibrated scanners and a variety of print media and inks. Sales of this product line were approximately $225,000 in fiscal 1995. The Company does not expect significant revenue in fiscal 1996 from the VintageColor product line. Sales of the Company's mature product lines, consisting primarily of sales of consumable supplies, decreased by 28.6 percent from the previous fiscal year. The Company expects this trend to continue in fiscal 1996.

   Machine sales increased by 16.2 percent from the prior fiscal year. Sales of the PosterPrinter and EasyStep 2500/ProPartner machines comprised the majority of this increase. Sales of consumable supplies increased by 8.5 percent from fiscal 1994. Increased sales of EasyStep 4000 and PosterPrinter supplies, and initial sales of EasyStep 2500/ProPartner supplies offset the decrease in sales of supplies used with older labeling and lettering systems. International sales increased by $2,416,000 or 24.0 percent from the prior year due to increased sales of the EasyStep 4000 and PosterPrinter product lines. International sales represented 25.2 percent of current year sales compared with 22.5 percent in the previous year.

   The sales forecast for fiscal 1996 does not include the introduction of a major new product but includes line extensions for two of the current machines and a full year of sales of the EasyStep 2500/ProPartner and the VintageColor product lines. In addition, fiscal 1996 revenues will include the benefit of recently announced price increases for various products.

FISCAL 1994 VERSUS FISCAL 1993 Net sales in fiscal 1994 decreased by $605,000 or 1.3 percent from fiscal 1993 due to a 10.5 percent decrease in machine sales. Declining sales of mature lettering products were not offset by anticipated sales of the EasyStep 2500/ProPartner product line due to production-related issues which delayed the product launch into fiscal 1995.

   Sales of the EasyStep 4000 product line increased by 51.3 percent over fiscal 1993. Fiscal 1993 net sales included only ten months of sales since the product was launched in October 1992. Sales of the PosterPrinter product line increased slightly in fiscal 1994 due to the second quarter introduction of the third generation PosterPrinter, the ProImage(R). Overall, sales of mature thermal lettering and labeling products declined by 21.2 percent in fiscal 1994 compared to fiscal 1993.

   Consumable supply sales increased by 4.1 percent. Increased sales of supplies used with the PosterPrinter and EasyStep 4000 machines were offset by decreased sales of supplies used with older labeling and lettering systems. International sales decreased by $680,000 or 6.3 percent from the prior year due to decreased sales of the mature products noted above, and represented 22.5 percent of fiscal 1994 net sales compared with 23.7 percent in fiscal 1993.

GROSS MARGIN: FISCAL 1995 VERSUS FISCAL 1994 Gross margin decreased from 39.0 percent in fiscal 1994 to 32.5 percent in fiscal 1995. Fiscal 1995 included an inventory valuation charge of $1,270,000 (2.6% negative margin points) to cover inventory that was obsolete, slow-moving or outside of current quality specifications. Additional factors which contributed to the decline in gross margin include the continued rising cost of imported inventory, an increase in production costs, and the continuing decline in sales of high-margin mature supply products. The cost of imported inventory continued to increase throughout the year as the value of the dollar declined against the Japanese yen. PosterPrinter machines and supplies, and supplies used in certain lettering machines are imported from Japan and are purchased with Japanese yen. Although the Company hedges these foreign purchases using forward exchange contracts, the decline in the value of the dollar continued to have an adverse effect on gross margins during the fiscal year. Production costs increased due to the Company's investment in additional personnel and equipment to expand in-house manufacturing capabilities. Expanded product testing and quality assurance processes also added to the increase in production costs.

   Although the Company has taken steps to improve production efficiency and has increased prices on the majority of its products, gross margin is not expected to improve in fiscal 1996 over fiscal 1995. Even though the dollar has begun to strengthen against the yen, the Company has inventory and purchase commitments for foreign sourced product which was purchased and/or hedged at a weaker dollar. This more costly inventory will continue to impact margins beyond the first half of fiscal 1996. Additionally, continued anticipated declines in sales of high-margin mature supply products will impact 1996 gross margins.

FISCAL 1994 VERSUS FISCAL 1993 Gross margin decreased from 39.4 percent in fiscal 1993 to 39.0 percent in fiscal 1994. Consumable supply margins decreased due to the increased cost of imported supplies for the PosterPrinter and certain lettering machines. Additionally, increased sales of lower margin supplies used with the Company's newer machines also reduced overall supply margins. Machine gross margins improved due to higher gross margins on machines currently being sold compared to the lower margin mature lettering and labeling machines sold in fiscal 1993.

OPERATING EXPENSES: FISCAL 1995 VERSUS FISCAL 1994 Total operating expenses for fiscal 1995 increased by $256,000 or 1.7 percent from fiscal 1994. The increase in marketing and sales expenses was due to the launch of the VintageColor printing system. In addition, $255,000 of the fourth quarter charge was recorded in marketing and sales expenses to reflect a decrease in the value of certain assets supporting the VintageColor product line. General and administrative expenses decreased by $275,000. Fiscal 1995 included a $247,000 charge for the reduction in work force. Fiscal 1994 included $341,000 in bad debt expense principally due to the bankruptcy filing of one independent domestic dealer and $250,000 in acquisition related costs. Product development expenses increased by $281,000 compared to fiscal 1994, primarily due to final development of the EasyStep 2500/ProPartner machine, in-house supply development projects, and software development for the VintageColor printing system. The Company expects that overall operating expenses for fiscal 1996 will be below fiscal 1995 levels due to the reduction in work force and other decreases in planned operating expenses.

FISCAL 1994 VERSUS FISCAL 1993 Total operating expenses for fiscal 1994 increased by $619,000 or 4.3 percent from fiscal 1993. General and administrative expenses for 1994 included $341,000 in bad debt expense and $250,000 of costs incurred in connection with acquisition discussions with Kroy, Inc. Other general and administrative expenses decreased by $665,000 due to a reduction in outside professional fees and certain compensation expenses. The increase in product development expense of $857,000 was due to the development efforts on the EasyStep 2500/ProPartner product line. Marketing and sales expenses decreased by $165,000 due to a decrease in promotional spending.

OTHER (EXPENSE) INCOME, NET: Other expense was $313,000 in fiscal 1995 and $90,000 in fiscal 1994 compared to other income of $334,000 in fiscal 1993. Other expense in fiscal 1995 and 1994 consisted principally of interest expense on borrowings under the line of credit. Other income in fiscal 1993 included gains of $392,000 realized on the sale of Insignia Systems, Inc. common stock.

INCOME TAXES: The Company's effective income tax rates were 12.1 percent in fiscal 1995, 32.1 percent in fiscal 1994 and 33.6 percent in fiscal 1993. As a result of the lower level of pre-tax income, the current year's effective income tax rate includes greater benefits realized from the Company's foreign sales corporation and from research and experimentation tax credits. The research and experimentation tax credit expired June 30, 1995. If the credit is not reinstated, the Company's effective tax rate for fiscal 1996 will not include this benefit.

INFLATION: To date, inflation has not had a material effect on the Company's operations.

LIQUIDITY AND CAPITAL RESOURCES
FINANCIAL POSITION: The Company continues to maintain a strong financial position. Cash provided by operating activities was $2,917,000 in fiscal 1995, $3,287,000 in fiscal 1994 and $1,438,000 in fiscal 1993. In fiscal 1995 cash provided by operating activities included $543,000 of net income and $3,168,000 of non-cash expenses. Working capital was $17,366,000 at July 31, 1995 and $14,466,000 at July 31, 1994. The current ratio was 4.1 to 1.0 at July 31, 1995 and 3.0 to 1.0 at July 31, 1994. The improvement in the current ratio and working capital as of July 31, 1995 was due to a restructuring of the Company's $10,000,000 unsecured bank line of credit to a $6,000,000 unsecured line of credit and a $4,000,000 term loan with varying principal installments due through July 31, 1999. As of July 31, 1995, $3,300,000 of the term loan was classified as long-term debt.

   The Company believes cash from operations as well as its line of credit facility will be adequate to meet its operational, capital expenditure and share repurchase needs for at least the next 12 months.

CAPITAL EXPENDITURES: The Company expended $2,074,000 for capital additions during fiscal 1995, compared with $2,365,000 and $1,862,000 in fiscal 1994 and fiscal 1993, respectively. Approximately $850,000 of fiscal 1995 capital additions were for computer hardware, and approximately $470,000 was for leasehold improvements and furniture and fixtures for the Company's additional facility leased in fiscal 1995. Budgeted capital additions for fiscal 1996 total approximately $1,100,000.

SHARE REPURCHASE PROGRAM: Since fiscal 1990, the Company's Board of Directors has approved resolutions authorizing the Company to repurchase up to 3,800,000 of its common shares outstanding. The Company repurchased 111,500 shares at a total cost of $921,969 during fiscal 1995. There were 300,000 shares authorized for repurchase as of July 31, 1995.

LINE OF CREDIT: The Company maintains an unsecured $6,000,000 bank line of credit for working capital and other corporate purposes. During fiscal 1995, borrowings under the line of credit reached a high of $5,200,000.


REPORT OF MANAGEMENT
Varitronic Systems, Inc.

The management of Varitronic Systems, Inc. is responsible for the integrity of the information contained in the annual report including the consolidated financial statements. These statements have been prepared in conformity with generally accepted accounting principles appropriate to the circumstances of the Company and include amounts based on estimates and judgments of management.

   The Company maintains internal accounting controls designed to provide reasonable assurance that the financial records are accurate, that the assets of the Company are safeguarded, and that the financial statements present fairly the consolidated financial position and consolidated results of operations and cash flows of the Company. The Company's independent accountants, Coopers & Lybrand L.L.P., have considered the Company's internal control structure to the extent they deemed necessary in expressing an opinion on the consolidated financial statements.

   The Audit Committee of the Board of Directors, which consists of three outside directors, reviews the scope of the audit and the findings of the Company's independent accountants. The Audit Committee meets periodically with the independent accountants to review accounting, auditing and financial reporting matters.

   Coopers & Lybrand L.L.P. has audited the consolidated financial statements prepared by management. The report of our independent accountants appears herein.


/s/ Scott F. Drill
Scott F. Drill
Chairman, President and Chief Executive Officer



/s/ Norbert F. Nicpon
Norbert F. Nicpon
Vice President of Finance and Chief Financial Officer

SELECTED FINANCIAL DATA
Varitronic Systems, Inc.
                                            1995         1994         1993         1992         1991
Year Ended July 31,
INCOME STATEMENT
Net sales ............................   $49,525      $44,819      $45,423      $36,094      $39,165
Income from operations ...............       931        2,580        3,612        1,691        4,446
Net income ...........................       543        1,690        2,621        1,452        2,913
Weighted average common shares .......     2,321        2,615        2,781        3,356        3,651

BALANCE SHEET
Working capital ......................   $17,366      $14,466      $16,455      $16,593      $20,297
Property and equipment, net ..........     4,514        4,264        3,109        2,777        1,672
Total assets .........................    27,565       25,940       24,037       22,351       25,355
Long-term debt .......................     3,300           --           --           --           --
Stockholders' equity .................    18,580       18,731       19,563       19,469       22,494

PER COMMON SHARE
Net income ...........................   $   .23      $   .65      $   .94      $   .43      $   .80
Book value ...........................      7.98         7.78         7.37         6.47         6.11
Dividends declared ...................        --           --           --           --           --

SIGNIFICANT RATIOS/OTHER
Return on net sales ..................       1.1%         3.8%         5.8%         4.0%         7.4%
Return on average assets .............       2.0%         6.8%        11.3%         6.1%        12.2%
Return on average stockholders' equity       2.9%         8.8%        13.4%         6.9%        13.9%
Current ratio ........................       4.1          3.0          4.7          6.8          8.1
Number of employees ..................       280          245          231          209          217


(Amounts in thousands, except per common share and ratio amounts, and number of employees)

CONSOLIDATED STATEMENTS OF OPERATIONS
Varitronic Systems, Inc.
                                                     1995            1994            1993
Year Ended July 31,
Net sales ................................   $ 49,525,329    $ 44,818,582    $ 45,423,143
Cost of sales ............................     33,456,920      27,357,819      27,549,116
          Gross margin ...................     16,068,409      17,460,763      17,874,027

Operating expenses:
     Marketing and sales .................      6,974,971       6,724,866       6,889,721
     General and administrative ..........      5,634,215       5,908,771       5,982,307
     Product development .................      2,528,200       2,247,355       1,390,447
          Total operating expenses .......     15,137,386      14,880,992      14,262,475
          Income from operations .........        931,023       2,579,771       3,611,552

Gain on sale of investment ...............             --              --         391,898
Interest expense, net ....................       (313,078)        (89,991)        (57,539)
          Income before income taxes .....        617,945       2,489,780       3,945,911

Provision for income taxes ...............         75,000         800,000       1,325,000
          Net income .....................   $    542,945    $  1,689,780    $  2,620,911

Net income per common share ..............   $        .23    $        .65    $        .94
Weighted average common shares outstanding      2,321,000       2,615,000       2,781,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Varitronic Systems, Inc.
                                                                                1995          1994
July 31,
ASSETS
Current assets:
     Cash ............................................................   $ 1,347,139   $   209,844
     Accounts receivable, net ........................................     9,058,870     8,902,523
     Inventories .....................................................    11,327,130    11,736,803
     Deferred income taxes ...........................................       830,000       520,000
     Other current assets ............................................       487,892       306,322
         Total current assets ........................................    23,051,031    21,675,492
Property and equipment, net ..........................................     4,513,837     4,264,098
         Total assets ................................................   $27,564,868   $25,939,590

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable ................................................   $ 3,918,169   $ 2,992,734
     Accrued liabilities .............................................     1,066,511     1,216,335
     Current maturities on long-term debt ............................       700,000            --
     Borrowings under line of credit .................................            --     3,000,000
         Total current liabilities ...................................     5,684,680     7,209,069
Long-term debt, less current maturities ..............................     3,300,000            --
Commitments
Stockholders' equity:
     Common stock, $.01 par value, 10,000,000 shares
     authorized; 2,328,153 and 2,408,123 shares
     issued and outstanding ..........................................        23,281        24,081
     Additional paid-in capital ......................................       228,376            --
     Retained earnings ...............................................    18,328,531    18,706,440
         Total stockholders' equity ..................................    18,580,188    18,730,521
         Total liabilities and stockholders' equity ..................   $27,564,868   $25,939,590


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Varitronic Systems, Inc.

                                                                   1995           1994           1993
Year Ended July 31,
OPERATING ACTIVITIES
Net income ..............................................   $   542,945    $ 1,689,780    $ 2,620,911
Adjustments to reconcile net income to net
cash provided by operating activities:
     Depreciation and amortization ......................     1,824,371      1,209,180      1,583,297
     Provision for uncollectible accounts receivable ....        73,866        340,553          7,550
     Provision for inventory valuation allowance ........     1,270,000        175,000        325,000
     Deferred income taxes ..............................      (310,000)      (110,000)        70,000
     Other ..............................................        12,000         25,000        110,625
     Changes in operating assets and liabilities:
         Accounts receivable ............................      (230,213)      (110,838)    (2,705,427)
         Inventories ....................................      (860,327)    (1,210,584)      (938,321)
         Other current assets ...........................      (181,570)        43,621        273,254
         Accounts payable ...............................       925,435      1,105,556       (331,559)
         Accrued liabilities ............................      (149,824)       130,019        422,633
         Net cash provided by operating activities ......     2,916,683      3,287,287      1,437,963

INVESTING ACTIVITIES
Additions to property and equipment .....................    (2,074,110)    (2,364,765)    (1,862,228)
Other ...................................................            --             --        142,733
         Net cash used by investing activities ..........    (2,074,110)    (2,364,765)    (1,719,495)

FINANCING ACTIVITIES
Repayments under line of credit .........................    (8,600,000)    (4,000,000)    (4,500,000)
Borrowings under line of credit .........................     5,600,000      5,500,000      6,000,000
Proceeds from long-term debt ............................     4,000,000             --             --
Repurchases of common stock .............................      (921,969)    (2,710,688)    (3,039,639)
Proceeds from sale of common stock under incentive
stock option plan and employee stock purchase plan ......       216,691        163,282        410,357
         Net cash provided (used) by financing activities       294,722     (1,047,406)    (1,129,282)
Net increase (decrease) in cash .........................     1,137,295       (124,884)    (1,410,814)
     Cash at beginning of year ..........................       209,844        334,728      1,745,542
     Cash at end of year ................................   $ 1,347,139    $   209,844    $   334,728

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the year for interest ..................   $   323,000    $    81,000    $    66,000
Cash paid during the year for income taxes ..............   $   836,000    $   441,000    $ 1,141,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Varitronic Systems, Inc.
                                                                                       Additional
                                                                Common Stock              Paid-In           Retained
                                                           Shares          Amount         Capital           Earnings
BALANCE, JULY 31, 1992...........................       3,011,227     $    30,112              --      $  19,438,406
Stock options exercised..........................          55,400             554   $     334,296
Common stock issued through
employee stock purchase plan.....................          15,441             155          75,352
Income tax benefit from exercise of stock options                                         103,000
Repurchases of common stock......................        (427,300)         (4,273)       (497,721)        (2,537,645)
Net income.......................................                                                          2,620,911

BALANCE, JULY 31, 1993...........................       2,654,768          26,548          14,927         19,521,672
Stock options exercised..........................           9,267              92          60,070
Common stock issued through
employee stock purchase plan.....................          21,088             211         102,909
Income tax benefit from exercise of stock options                                          25,000
Repurchases of common stock......................        (277,000)         (2,770)       (202,906)        (2,505,012)
Net income.......................................                                                          1,698,780

BALANCE, JULY 31, 1994...........................       2,408,123          24,081              --         18,706,440
Repurchases of common stock......................        (111,500)         (1,115)                          (920,854)
Stock options exercised to purchase 20,166
shares of common stock, less 6,038, shares
exchanged as payment and subsequently retired....          14,128             141         83,425
Common stock issued through
employee stock purchase plan.....................          17,402             174        132,951
Income tax benefit from exercise of stock options                                         12,000
Net income.......................................                                                            542,945

BALANCE, JULY 31, 1995...........................       2,328,153     $    23,281   $    228,376       $  18,328,531

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Varitronic Systems, Inc.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BUSINESS DESCRIPTION: Varitronic Systems, Inc. (the Company) develops, manufactures and markets labeling and presentation products which enhance the quality, professionalism and effectiveness of a wide range of communications. The Company sells its products to independent domestic dealers and domestic private label and international distributors.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

INVENTORIES: Inventories are stated at the lower of standard cost (which approximates first-in, first-out cost) or market.

PROPERTY AND EQUIPMENT: Depreciation and amortization of property and equipment is recorded using the straight-line method over the shorter of the estimated useful asset lives of generally five years, or lease terms for leasehold improvements. The cost of specialized tooling is capitalized and depreciated using the straight-line method over the estimated life of the related product which is generally two to four years.

INCOME TAXES: Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the financial reporting and income tax bases of assets and liabilities using enacted tax laws and statutory rates. Income tax expense is the sum of the tax currently payable and the change in deferred taxes during the period.

ADVERTISING EXPENSE: The costs of advertising are expensed as incurred. Advertising expense of $1,142,000, $1,050,000, and $1,170,000 was incurred for the years ended July 31, 1995, 1994, and 1993, respectively.

FOREIGN EXCHANGE CONTRACTS: The Company enters into foreign exchange contracts to hedge inventory purchase commitments which are denominated in Japanese yen. These contracts are accounted for as hedging transactions. Gains or losses on the contracts are deferred and are recognized in cost of sales when the inventory purchased with the contract yen is sold. As of July 31, 1995, the Company had outstanding foreign currency contracts with a face amount of $4,357,000, and a fair value of $4,233,000, based on the closing currency rate at July 31, 1995.

REVENUE RECOGNITION: The Company recognizes revenue upon shipment of product.

NET INCOME PER COMMON SHARE: Net income per common share is based on the weighted average number of common shares outstanding during each period. Common stock equivalents did not have a dilutive effect on net income per common share during each of the past three fiscal years.

USE OF ESTIMATES: The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2. OTHER FINANCIAL STATEMENT DATA
The following provides additional disclosures for selected information from the consolidated balance sheets and consolidated statements of operations.

July 31,                              1995         1994

ACCOUNTS RECEIVABLE:
Trade receivables ............   $  9,408,870    $  9,352,523
Less allowances for doubtful
accounts and dealer
program credits ..............       (350,000)       (450,000)
                                 $  9,058,870    $  8,902,523
Inventories:
Finished goods ...............   $  5,237,054    $  4,935,609
Raw materials and
component parts ..............      7,785,076       7,476,194
                                   13,022,130      12,411,803
Less valuation allowance .....     (1,695,000)       (675,000)
                                 $ 11,327,130    $ 11,736,803
PROPERTY AND EQUIPMENT,
AT COST:
Tooling and production
equipment ....................   $  5,123,822    $  4,757,176
Office furniture and data
processing equipment .........      4,141,811       2,767,282
Other equipment ..............        862,934         819,981
Leasehold improvements .......        997,480         707,498
                                   11,126,047       9,051,937
Less accumulated depreciation
and amortization .............     (6,612,210)     (4,787,839)
                                 $  4,513,837    $  4,264,098
Accrued liabilities:
Accrued compensation,
including termination benefits   $    533,365    $    190,699
Accrued vacation .............        307,634         269,525
Other ........................        225,512         756,111
                                 $  1,066,511    $  1,216,335

3. REVOLVING CREDIT AGREEMENT AND LONG-TERM DEBT
During fiscal 1995, the Company restructured its $10,000,000 unsecured bank line of credit to a $6,000,000 unsecured line of credit and a $4,000,000 unsecured term loan.

REVOLVING CREDIT AGREEMENT: The Company has available an unsecured bank line of credit in the maximum amount of $6,000,000 through December 1996. Borrowings bear interest at the bank's base rate, which was 8.75% at July 31, 1995. The Company is obligated to pay an annual commitment fee of .125% on the total bank line. Restrictive covenants under this agreement include, among others, requirements to not exceed a debt to net worth ratio of 1:1, and to maintain a minimum amount of tangible net worth. In addition, the Company cannot pay dividends on its common stock, and has limits on the amount of purchases of Company stock under the share repurchase program. The Company also has available a letter of credit commitment of $5,000,000 under the line of credit agreement. As of July 31, 1995, letters of credit outstanding were $2,776,000. Letters of credit outstanding were $2,730,000 at July 31, 1994.

LONG-TERM DEBT: The term loan has varying quarterly principal installments ranging from $150,000 during fiscal 1996 to $300,000 during fiscal 1999. Fixed and variable interest rate options are available under the terms of this debt agreement. The interest rate was 8.03% at July 31, 1995 and was fixed through October 31, 1995.

   Maturities on long-term debt are as follows:

Year Ending July 31,

1996....................................   $    700,000
1997....................................      1,000,000
1998....................................      1,100,000
1999....................................      1,200,000

4. EMPLOYEE BENEFIT PLANS
STOCK OPTIONS: In fiscal 1995, the Company adopted the 1994 Incentive Stock Option Plan which replaced the Restated Incentive Stock Option Plan, and reserved 100,000 shares of common stock for issuance under the new plan. Options granted under the previous plan are exercisable through 1998. Options are granted at prices equal to fair market value on the date of grant and become exercisable on a cumulative basis over a three-year period from the date of grant. As of July 31, 1995, 47,831 options were exercisable.

A summary of changes in outstanding stock options under the plans is as follows:

                               Options             Price
                           Outstanding         Per Share
Balance, July 31, 1992         104,000   $5.00 to $20.25

Canceled                       (10,000)   6.50 to  20.25
Granted                         23,000    5.63 to   8.75
Exercised                      (55,400)   5.00 to   6.75
Balance, July 31, 1993          61,600    5.63 to   8.75

Canceled                        (4,000)   9.00
Granted                        108,000    9.00 to   9.90
Exercised                       (9,267)   5.63 to   6.75
Balance, July 31, 1994         156,333    5.63 to   9.90

Canceled                       (14,000)   6.25 to   9.00
Granted                          4,000    9.25
Exercised                      (20,166)   6.50 to   9.00
Balance, July 31, 1995         126,167    5.63 to   9.90

In fiscal 1995, the Company granted nonqualified options to an officer to purchase 75,000 shares of common stock at an exercise price of $7.75 per share. These options become exercisable equally over a three-year period from the date of the grant. None of these options are currently exercisable.

401(k) PROFIT-SHARING: The Company sponsors the Incentive Plus Plan, a defined contribution profit-sharing plan, which qualifies under Section 401(k) of the Internal Revenue Code and covers employees who meet certain age and service requirements. At the discretion of the Board of Directors, the Company may make matching contributions up to an amount equal to 50 percent of the contributions made by each employee, subject to a maximum matching contribution for each employee of three percent of compensation. For the years ended July 31, 1994 and 1993, $188,000 and $155,000, respectively, was charged to earnings for contributions to the plan. No matching contribution was made to the plan for the year ended July 31, 1995.

STOCK PURCHASE PLAN: The Company's Employee Stock Purchase Plan allows participating employees to contribute 3 to 10 percent of their base salary to purchase up to 500 shares per year of common stock. The shares are generally issued by the Company at a price equal to 15% less than the lower of the closing market price on the first or last day of the plan year. During fiscal 1995, the Company increased the number of shares reserved for future issuance under the plan by 75,000 bringing the total reserved shares to 83,086 as of July 31, 1995.

5. OPERATING LEASES
The Company leases office and plant facilities, and automobiles under operating leases. The facility leases expire in fiscal 1997 and fiscal 1998, have renewal options of four to ten years and include an allocation of real estate taxes and other operating expenses.

   Estimated future minimum lease payments under noncancelable operating leases as of July 31, 1995 are as follows:

Year Ending July 31,

1996.................................... $  944,000
1997....................................    782,000
1998....................................    524,000
1999....................................     16,000
                                         $2,266,000

Rent expense of $898,000, $908,000 and $880,000 was incurred for the years ended July 31, 1995, 1994 and 1993, respectively.

6. STOCKHOLDERS' EQUITY
COMMON STOCK REPURCHASE: As of July 31, 1995, there were 300,000 shares remaining for repurchase under Board of Director authorizations.

PREFERRED STOCK: Authorized capital includes 1,000,000 shares of preferred stock having a par value of $.01 per share with undesignated rights. None of these preferred shares have been issued.

7. SIGNIFICANT CUSTOMERS AND EXPORT SALES
Sales to one major customer amounted to 20% and 13% of fiscal 1995 and fiscal 1994 net sales, respectively. In fiscal 1993, sales to another major customer were 11% of net sales.

   The Company has no significant foreign operations. Export sales, primarily to Europe, comprised approximately 25%, 23% and 24% of consolidated fiscal 1995, 1994 and 1993 net sales, respectively.

8. INCOME TAXES
The components of the provision for income taxes are as follows:

Year Ended July 31,       1995           1994           1993

Currently payable:
     Federal ...   $   365,000    $   860,000    $ 1,180,000
     State .....        20,000         50,000         75,000
Deferred .......      (310,000)      (110,000)        70,000
                   $    75,000    $   800,000    $ 1,325,000

The approximate tax effects of temporary differences are as follows:

July 31,                         1995         1994

Inventories .............   $ 735,000    $ 333,000
Excess of tax over
book depreciation .......    (183,000)     (83,000)
Accounts receivable .....     164,000      161,000
Accrued vacation ........      72,000       61,000
Other ...................      42,000       48,000
     Total ..............   $ 830,000    $ 520,000

The reconciliation of the federal statutory rate to the effective income tax rate is as follows:

Year Ended July 31,                          1995       1994       1993

Federal income tax at statutory rate .....  34.0%      34.0%      34.0%
Benefit of foreign sales corporation ..... (15.7)      (2.3)      (1.2)
Research and experimentation
tax credit ...............................  (9.3)      (1.5)       (.7)
State income taxes, net
of federal benefit .......................     --        .4        1.3
Other ....................................   3.1        1.5         .2
     Effective tax rate ..................  12.1%      32.1%      33.6%


9.  FOURTH QUARTER PLAN OF TERMINATION AND OTHER ADJUSTMENTS
The Company recorded a charge to earnings of $1,647,000 in the fourth quarter of fiscal 1995. The Company terminated 42 full-time employees in August 1995 pursuant to a plan of termination in place as of July 31, 1995, and recorded a related charge of $247,000 in general and administrative expenses. A charge of $1,145,000 was recorded in cost of sales to increase inventory valuation reserves, and $255,000 was recorded in marketing and sales expenses to reflect a decrease in the value of certain assets which support a product introduced for sale during fiscal 1995. In the fourth quarter, the Company reversed charges accrued earlier in the 1995 fiscal year of $162,000 for the Company's discretionary matching portion to its defined contribution 401(k) profit-sharing plan.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Varitronic Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Varitronic Systems, Inc. as of July 31, 1995 and 1994, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Varitronic Systems, Inc. as of July 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 1995, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.

Minneapolis, Minnesota
September 1, 1995


QUARTERLY FINANCIAL DATA
(Unaudited)                Quarter Ended  Quarter Ended Quarter Ended Quarter Ended
                            October 31     January 31      April 30       July 31
1995
Net sales .................   $ 11,858       $ 12,128      $ 12,332      $ 13,207
Gross margin ..............      4,420          4,439         4,244         2,965(1)
Net income (loss) .........        574            702           238          (971)
Net income (loss) per share        .25            .30           .10          (.42)

1994
Net sales .................   $ 11,003       $ 11,242      $ 11,064      $ 11,510
Gross margin ..............      4,386          4,269         4,234         4,572
Net income ................        523            277           265           625
Net income per share ......        .20            .10           .10           .25


(In thousands, except per share amounts)

(1) See Note 9 to financial statements for further disclosure regarding fourth quarter financial results.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

SCOTT F. DRILL
Chairman, President, Chief
Executive Officer and Treasurer
Varitronic Systems, Inc.

ANTON J. CHRISTIANSON
Chairman
Cherry Tree Investments, Inc.

RAYMOND F. GOOD
Independent Executive
Consultant

DONALD J. KRAMER
Private Consultant

REID V. MACDONALD
President and Chief
Executive Officer
Faribault Foods, Inc.

JOHN B. ZAEPFEL
Investor and Consultant

EXECUTIVE OFFICERS

SCOTT F. DRILL
Chairman, President, Chief
Executive Officer and Treasurer

TIMOTHY P. FITZGERALD
Vice President of Operations

DAVID C. GREY
Vice President of Business
Development

ROGER A. LARSON
Vice President of Domestic
Sales and Marketing

KEVIN B. MCGOURTY
Vice President of Product
Planning

LYNN R. MCKEE
Vice President of Human
Resources

DEBORAH L. MOORE
Vice President of Corporate
Development and Secretary

MONTE J. MOSIMAN
Vice President of International
and OEM Sales

NORBERT F. NICPON
Vice President of Finance and
Administration and
Chief Financial Officer

COMMON STOCK AND CORPORATE INFORMATION

STOCK LISTING
Varitronic Systems, Inc. common stock is traded on The Nasdaq Stock Market under the symbol VRSY. As of October 3, 1995, there were 232 holders of record of the Company's common stock and in excess of 1,500 beneficial owners.

   The following table sets forth the high and low prices for trades of VRSY common stock as reported by Nasdaq for the years ended July 31, 1995 and 1994:

                             1995             1994
                         High     Low     High     Low

First Quarter ......  $  9.00  $ 7.75  $ 14.00  $ 8.25
Second Quarter .....    10.00    7.75    15.00    9.75
Third Quarter ......    14.00    9.00    10.75    7.75
Fourth Quarter .....    13.00    8.75    10.00    6.75


DIVIDEND POLICY
The Company has never paid cash dividends on its common stock. The Board of Directors presently intends to retain all earnings for use in the Company's business. Under the existing bank line of credit, the Company cannot pay cash dividends on its common stock.


TRANSFER AGENT
AND REGISTRAR
Norwest Bank Minnesota, N.A.
Stock Transfer Department
P.O. Box 738
South St. Paul, MN
55075-0738
800/468-9716

LEGAL COUNSEL
Best & Flanagan
4000 First Bank Place
601 Second Avenue South
Minneapolis, MN 55402-4331

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
650 Third Avenue South
Minneapolis, MN 55402-4333

ANNUAL MEETING
The annual meeting of shareholders will be held on Friday, December 1, 1995 at 9:30 a.m. local time at the Hotel Sofitel, located at 5601 West 78th Street, Bloomington, Minnesota.

FORM 10-K
A copy of the Company's Form 10-K filed may be obtained without charge by writing to:

Varitronic Systems, Inc.
Investor Relations
300 Interchange North
300 Highway 169 South
Minneapolis, MN 55426